PURE GOLD
MINERALS INC. T.PUG

October 30, 2003

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Toronto Stock Exchange

(via SEDAR)

Dear Mesdames/Sirs,

Corporation: **Pure Gold Minerals Inc.**
Mailing Date: **October 30, 2003**

Pursuant to National Instrument No. 54-101 – Shareholder Communications, we wish to confirm that on the captioned mailing date, the enclosed material listed below was sent by prepaid mail to those shareholders who have requested in writing to be placed on a supplemental mailing list for the receipt of quarterly financial statements.

- Quarterly Report - for 1st quarter ended August 31, 2003.

Yours truly,

PURE GOLD MINERALS INC.

Debra Watkins
Corporate Administrator

cc: ***Securities and Exchange Commission - Washington***
Fraser, Milner, Casgrain – Heather Zordel
Dale, Matheson, Carr-Hilton
Computershare Trust Company of Canada – Bernadette Villarica

dlw 11/14

03 NOV -5 AM 7:21

PURE GOLD MINERALS INC.
FIRST QUARTER REPORT

ISSUER DETAILS:

NAME OF ISSUER:	Pure Gold Minerals Inc.
ADDRESS OF ISSUER:	1255 West Pender Street, Vancouver, B.C., V6E 2V1
TELEPHONE NUMBER OF ISSUER:	(604) 687-2038
CONTACT PERSON:	Carmon Currie
CONTACT PERSON'S POSITION:	Controller
CONTACT TELEPHONE NUMBER:	(604) 687-2038
STATEMENTS FOR QUARTER ENDED:	August 31, 2003
DATE OF REPORT:	October 23, 2003

CERTIFICATE

THE QUARTERLY REPORT ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Donald R. Sheldon NAME OF DIRECTOR	29/10/2003 DATE SIGNED
Eugene Beukman NAME OF DIRECTOR	29/10/2003 DATE SIGNED

PURE GOLD MINERALS INC.
CONSOLIDATED BALANCE SHEETS
August 31, 2003 and May 31, 2003
(Unaudited)

		Aug 31 2003		May 31 2003
ASSETS				
Current Assets				
Cash	$	50,121	$	309,854
GST receivable		8,716		14,259
Marketable securities		309,965		290,175
Due from related parties **(Note 3)**		41,618		23,850
Note receivable		81,277		-
Prepaid expenses		9,850		-
		501,547		638,138
Capital Assets		71,047		72,322
Resource Property Interests (Note 4)		4,827,868		4,788,361
	$	5,400,462		5,498,821
LIABILITIES				
Current Liabilities				
Accounts payable	$	38,785	$	88,295
Capital taxes payable		-		-
Due to Related Parties		-		-
		38,785		88,295
SHAREHOLDERS' EQUITY				
Share Capital (Note 5)		50,942,674		50,942,674
Contributed Surplus		206,074		206,074
Deficit		(45,787,071)		(45,738,222)
		5,361,677		5,410,526
	$	5,400,462	$	5,498,821

Director

Director

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT
For the Three Months ending August 31, 2003 and 2002
(Unaudited)

	Aug 31 2003	Aug 31 2002
DEFICIT, beginning of period	$ (45,738,222)	$ (44,514,722)
NET LOSS FOR THE PERIOD	(48,849)	(208,601)
DEFICIT, end of period	(45,787,071)	(44,723,323)

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF LOSS
For the Three Months ending August 31, 2003 and 2002
(Unaudited)

	3 months Ended Aug 31 2003	3 months Ended Aug 31 2002
ADMINISTRATIVE EXPENSES		
Amortization	$ 4,830	$ 3,610
Audit, Accounting & Legal	3,724	32,753
Bank & interest charges	2,151	309
Contract services:		
Agreement negotiation	-	15,000
Geological services	15,000	15,000
Property maintenance	24,000	33,000
Listing & share transfer fees	1,676	5,200
Management fees	30,000	30,000
Office & administration	22,851	26,665
Property investigation	-	65,412
Rent	15,000	15,000
Shareholder information & printing	640	3,067
Travel	14,807	4,635
	134,679	249,651
LOSS BEFORE OTHER ITEMS	134,679	249,651
OTHER ITEMS		
Interest	(442)	(944)
Gain on sale of securities	(85,388)	(40,181)
Writedown of mineral properties	-	75
	(85,830)	(41,050)
LOSS FOR PERIOD	48,849	208,601
LOSS PER SHARE	$ 0.001	$ 0.003

PURE GOLD MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months ending August 31, 2003 and 2002
(Unaudited)

	3 months Ended Aug 31 2003	3 months Ended Aug 31 2002
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	$ (48,849)	$ (208,601)
Add Non-Cash Items:		
Amortization	4,830	3,610
Gain on sale of securities	(85,388)	(40,181)
Writedown of mineral properties	-	75
	(129,407)	(245,097)
Net change in non-cash working capital items	(153,352)	(59,330)
	(282,759)	(304,427)
INVESTING ACTIVITIES		
Mineral property expenditures	(39,507)	(402,023)
Capital assets	(3,555)	(8,353)
Proceeds on sale of marketable securities	155,368	103,100
Marketable securities purchased	(89,280)	(91,427)
	23,026	(398,703)
FINANCING ACTIVITIES		
Issue of shares	-	143,000
	-	143,000
INCREASE (DECREASE) IN CASH	(259,733)	(560,130)
CASH, beginning of the period	309,854	849,083
CASH, end of period	$ 50,121	$ 288,953

1. Consolidation

These financial statements include the accounts of the Company's wholly owned subsidiaries, International Drilling Corporation, Pure Gold Minerals (Alberta) Inc. and Pure Gold Minerals (Northwest Territories) Inc.

2. Accounting Policies

These interim financial statements should be read in conjunction with the annual financial statements as at May 31, 2003. The accounting policies and methods have not changed.

3. Due From Related Parties

The Company has advanced funds to various companies and or individuals related through common directorships, business interests, management or shareholdings.

DS Management Ltd.	$ 41,618

4. Resource Property Interests

Resource properties are segregated into areas of interest comprised of the following:

	Net Beginning of year $	Additions Current Year $	Written off Current Year $	2003 Net $
Acquisition costs				
Quebec	388,625	-	-	388,625
Alberta	-	-	-	-
Northwest Territories/Nunavut	616,474	-	-	616,474
	1,005,099	-	-	1,005,099
Deferred exploration expenditures				
Quebec	604,733	-	-	604,733
Alberta	1,733,790	7,739	-	1,741,529
Northwest Territories/Nunavut	1,444,738	31,769	-	1,476,507
	3,783,261	39,508	-	3,822,769
	4,788,360	39,508	-	4,827,868

5. Share Capital

a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

b) Issued

	2003		2002	
	Number of Common Shares	$ Amount	Number of Common Shares	$ Amount
Balance, beginning of period	84,708,456	50,942,674	72,641,502	49,974,754
Issued for cash				
Options exercised	-	-	1,100,000	110,000
Issued for properties				
Quebec claims	-	-	200,000	33,000
Transfer agent adjustment	74	-	-	-
Balance, end of period	84,708,530	50,942,674	73,941,502	50,117,754

Description of Business

Pure Gold Minerals Inc. (the "Corporation") is extra-provincially registered in the provinces of Alberta, British Columbia, Québec, the Northwest Territories and Nunavut. The Corporation has two wholly-owned subsidiaries: Pure Gold Minerals (Alberta) Inc., and Pure Gold Minerals (Northwest Territories) Inc., each of which are dormant or non trading.

The Corporation is a resource exploration company which holds a 10% interest in approximately 577,000 acres of diamond exploration property in Alberta, including a 10% interest in the Buffalo Hills Property, site of the discovery of 38 kimberlites, many of which have been found to be diamondiferous, and a 10% interest in the Joint Venture Lands, both of which interests are the subject of a joint venture arrangement with Ashton Mining Canada Inc. ("Ashton") and EnCana Corporation ("EnCana") (formerly Alberta Energy Company Limited), covering the Peace River Arch underlain by the Buffalo Head Craton.

The Corporation also holds approximately 10 - 13% interest in the Slave Regional Joint Venture, a joint venture arrangement with Ashton, in approximately 590,000 acres of diamond exploration property in Nunavut and the Northwest Territories.

The Corporation has reduced its interest in the Northwest Territories/Nunavut and Alberta programs through work commitments by its partners. This has enabled the Corporation to maintain participation in the programs. The Corporation has no producing properties and as such, has no operating income or cash flow. Operations are primarily funded by equity subscriptions.

During the most recent fiscal year ended May 31, 2002, the Corporation had acquired interests ranging from 50% to 100% in approximately 100,000 acres of diamond exploration property in the Otish Mountains region of Quebec. Based on the review of the results from exploration in 2002 the Corporation elected to retain a 10% working interest carried to production on all the properties it had rights to in the Otish Mountains.

As of August 31, 2003 there were 84,708,530 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Exploration Review

Subsequent to Ashton abandoning the Regional Slave Joint Venture for diamonds, the Corporation conducted an exploration review of its North James Bay Property (the "Property", 50% owned Bard Ventures Ltd.) for gold and base minerals. The Property is located immediately west and to the north of the High Lake massive sulphide property currently being drilled by Wolfden Resources Inc. ("Wolfden"), approximately 550 km north-northeast of Yellowknife, NWT. Wolfden has recently announced the discovery and ongoing delineation of a second high-grade massive sulphide deposit and a separate new high-grade gold discovery on the Property.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden deposit. The High Lake greenstone belt varies from 5 to 30 km in width and extends 140 km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

Mineral Showing:

The Corporation's Property contains a number of old mineral showings. The best gold value was 123 g/t from a chip sample of 0.40 m. BHP collected three consecutive 1.0 m chip samples which returned a weighted average of 9.58 g/t Au over 3.0 m. In addition, BHP collected 12 grab samples which ranged in gold values from 1.45 g/t to 175 g/t. True widths of the veins have not been discussed by BHP.

There has been no recent sampling of these mineralized zones. BHP reportedly collected 132 samples, of which 46 results have been discussed. At this stage it is unknown whether the remaining samples were anomalous. BHP had recommended that the Black Ice and Silver Bullets zone both be drill tested.

The Property also contains a number of north-northeast trending airborne EM anomalies outlined by Cominco in 1976. No follow-up work on these anomalies has been recorded. Airborne EM anomalies are important indicators of mineralization in the High Lake camp, the current focus of the Wolfden drill program is the newly discovered West Zone which is directly related to an EM anomaly.

Airborne Survey:

The Corporation has just completed an airborne magnetometer and electromagnetometer survey on portions of the Property underlain by the favourable greenstones belt that hosts the High Lake deposit but also hosts the gold mineralization outlined by BHP in the 1990's. The survey has been conducted by Fugro Airborne Surveys and results expected in four weeks determine further exploration activities that may include drilling.

Northwest Territories/Nunavut

Ashton continues to explore the Joint Venture lands on Pure Gold's behalf. Although Artemisia results were disappointing, the Joint Venture has targets in the area and the planned 2004 program may include drilling of targets defined by indicator sampling and geophysical surveys.

Slave Regional Joint Venture – Lawsuit

On May 28, 2002, the Corporation and its subsidiary, Pure Gold Minerals (Northwest Territories) Inc., filed a writ of summons and issued a statement of claim against Ashton and Ashton Mining (Northwest Territories) Ltd. in the Supreme Court of British Columbia, in respect of the Slave Regional Joint Venture. The Corporation launched the lawsuit in order to clarify what properties should be governed by the Slave Regional Joint Venture and what percentage the Corporation owns in each of the properties. The Corporation is also suing for access to a full accounting of each property and access to data funded by the Joint Venture that is being arbitrarily withheld by Ashton.

It is the Corporation's position that Ashton had a fiduciary duty, as Operator, to represent Pure Gold's interest in a favorable manner.

Nunavut: Exploration in 2003 on the North Slave Joint Venture included –

- An airborne EM survey over the Kim and Vic properties;
- Collecting and analyzing an initial bulk sample from the Artemisia kimberlite and drill testing the Thrift kimberlite;
- Ground geophysics; and
- Heavy mineral sampling as a follow-up to both the airborne survey and previous exploration results throughout the Joint Venture's holdings in the Coronation Gulf region.

The process of evaluating new targets will continue in 2004.

Alberta Joint Venture – Buffalo Hills Project

Over the past year, exploration continued on the Buffalo Hills project through the Joint Venture with Ashton and EnCana. Following additional detailed ground geophysics, delineation drilling of K252 and additional drilling of K6 was completed. Drilling results continue to disappoint.

Although drilling was successful in discovering two new kimberlites, K296 and K300 and the drilling of K-6 also identified an additional area of kimberlite, the results were sub-economic.

An airborne EM geophysical survey has been commissioned over an additional area of the property. This survey has been undertaken because the drilling of an EM anomaly with no magnetic anomaly led to the discovery of the K252 kimberlite. This higher-grade kimberlite was the first discovered using EM. Exploration in 2004 will focus on evaluating anomalies identified by this survey and potentially drill new targets.

Otish Mountains Region, Quebec

Following the review of all available data, the Corporation's Directors elected to retain a 10% working interest carried to production in all the Beaver Lake diamond project lands. This is an excellent agreement as it allows the Corporation to retain an interest in all the lands even though it had not completed its obligations under the terms of the option agreement. Ditem is planning to conduct further exploration, including drilling, in the 2003-2004 period.

Discussion of Operations and Financial Condition

The Corporation's working capital as at August 31, 2003 was $462,762 compared with $549,843 as at May 31, 2003.

The Corporation had a net loss of $48,849 for the three months ended August 31, 2003 compared with $208,601 in the 2002 period. The higher loss in 2002 was a result of the property investigation costs and increased legal costs.

Liquidity and Capital Resources

During the three month period, cash resources decreased by $259,733 compared to a decrease of $560,130 in the 2002 period. Expenditures for operating activities were $129,407 (2002 - $245,097) and mineral properties were $39,507 (2002 - $402,023). The Corporation raised nil (2002 - $110,000) in capital by issuing shares, and $85,388 (2002 - $40,181) on proceeds from the sale of marketable securities. Working capital as at August 31, 2003 was $462,762 (2002 - $678,868).

Mineral property expenditures were solely deferred exploration expenditures (no acquisition costs). Exploration was conducted on the Corporation's properties in the Northwest Territories/Nunavut, and Alberta.

As at August 31, 2003, the Corporation had paid up capital of $50,942,674 (2002 - $50,117,754), representing 84,708,530 common shares without par value, $206,074 of contributed surplus, and a deficit of $45,787,071 resulting in a shareholders' equity of $5,361,677.

A copy of the full Quarterly Report will be provided to any shareholder who requests it.

Corporate Governance

The current Securities Commissions' focus on Corporate Governance is pervading the perception of public company administration. Despite the risk venture nature of exploration, your Corporation has determined to adopt new corporate governance initiatives where possible without economically compromising the Corporation's ongoing business.

The move to over-regulate must be resisted if the public does not benefit. The Securities Commissions continue to over-regulate in some such areas. For instance, under Policy 54-101, your Corporation must spend over $25,000 in mailing costs for annual reports that few ever receive. All of this information is on the Securities Commissions' designated SEDAR electronic system and on the www.puregold.ca website.

The Corporation is proposing the appointment of one new independent director at this year's meeting: a chartered accountant who will head the audit committee.

The mandate of the board of directors of the Corporation is as follows: to monitor the results of exploration carried out by or on behalf of the Corporation; based on such results, to identify the

exploration projects in which the Corporation wishes to continue to participate; to determine appropriate methods of financing the Corporation's exploration and administrative needs; to seek out investors; to determine appropriate compensation for employees; to determine appropriate remuneration for officers, directors and consultants; to ensure that all activities of the Corporation are carried out with a view to maximizing shareholders' investments; and to ensure that the Corporation is in compliance with all of its obligations under applicable corporate and securities laws, and all other applicable regulatory requirements.

The proposed new board will be comprised of 5 individuals, 2 of whom will be neither officers nor employees of the Corporation and will be "unrelated". There are no formal committees other than the audit committee, which the Corporation is proposing be set up with an independent majority and be headed by an independent director who will be a chartered accountant. The audit committee's mandate is to monitor the Corporation's financial activities and financial disclosure, and to make recommendations thereon to the Corporation's board of directors.

All proposed material transactions are required to be approved by the Corporation's board of directors. Such approval may be by way of a formal directors' meeting, or by way of discussion among the directors. The Corporation and its directors are subject to the requirements of the Ontario Business Corporations Act which provides, among other things, that the directors have certain fiduciary duties to the Corporation's shareholders. Further, the Corporation and its directors are subject to applicable securities laws in various jurisdictions and to the requirements of the Toronto Stock Exchange.

There are no formal procedures in place for the recruitment of new directors or for the assessment of board performance. Shareholder feedback will be available through the website and/or letter to the directors that will then be dealt with in a timely manner.

The board of directors relies on management to conduct the day-to-day affairs of the Corporation in a manner that is consistent with the mandate of the board of directors.

Overview

The Corporation has no current commercial operations. As a result, it will have to obtain financing from the equities market to maintain its property interests and to pay general and administrative expenses. In light of ever-changing financial markets, there is no assurance that funding by equity financing will be possible when required by the Corporation.

The Corporation leads junior explorationists in the success of finding kimberlites. Since 1993, your Corporation has participated in exploration activity in the Northwest Territories, Nunavut, Alberta and Québec, and through drilling has identified over 50 kimberlite pipes. 60% of these pipes have been diamondiferous but, regrettably, not commercially economic. The exploration program for diamonds in 2004 will be very selective and the Corporation looks to this program with optimism.

The extensive property holding of the North James Bay projects will be the Corporation's main interest for 2004.

On behalf of:

Pure Gold Minerals Inc.

Donald R. Sheldon
President